UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated September 28, 2020

Commission File Number 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Information

As previously disclosed, on June 19, 2020, Integrated Media Technology Limited (the "Company") received a letter from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it no longer complied with Nasdaq Listing Rule 5550(b)(1) due to the Company's failure to maintain a minimum of $2,500,000 in stockholders' equity (or meet the alternatives of market value of listed securities of $35 million or $500,000 in net income from continuing operations). The Company believes that, after taking into account the previously disclosed (i) converted a total of US$2,825,000 of debts owed to CIMB into shares in the Company as further detailed in a form 6K filed on July 29, 2020; (ii) a placement of 450,000 shares at a share price of US$3.00 per share to Nextglass Technologies Corp. ("Nextglass") to raise US$1,350,000; and (iii) the issuance of 500,000 of the Company's ordinary share to Nextglass and Teko International Limited ("Teko") for US$750,000 each, for a total acquisition of 51% of Sunup for a total consideration of US$1,500,000 and based on preliminary interim financial data available to the Company, the Company's stockholders' equity as of September 25, 2020 exceeds $4.5 million, which meets the minimum of $2,500,000 in stockholders' equity requirement for continued listing on The Nasdaq Capital Market.

Safe Harbor Statement

This Current Report on Form 6K contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to the Company's belief that its stockholders' equity following consummation of the transactions described exceeded $4.5 million. The words "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. While the Company believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company's Annual Report on Form 20-F for the year ended December 31, 2019, including the information discussed under the captions "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects," as well as the Company's various other filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 28, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer